Exhibit 99.5

Management’s Discussion and Analysis of Financial Condition and Results of Operations

References in this report (the “Quarterly Report”) to “we,” “us” or the “Company” refer to Breeze Holdings Acquisition Corp. and its consolidated subsidiaries. References to our “management” or our “management team” refer to our officers and directors, and references to the “Sponsor” refer to Breeze Sponsor, LLC. The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the condensed consolidated financial statements and the notes thereto contained elsewhere in this Quarterly Report. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.

Special Note Regarding Forward-Looking Statements

This Quarterly Report includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act that are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. All statements, other than statements of historical fact included in this Form 10-Q including, without limitation, statements in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” regarding the Company’s financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. Words such as “expect,” “believe,” “anticipate,” “intend,” “estimate,” “seek” and variations and similar words and expressions are intended to identify such forward-looking statements. Such forward-looking statements relate to future events or future performance, but reflect management’s current beliefs, based on information currently available. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, please refer to the Risk Factors section of the Company’s Annual Report on Form 10-K/A filed with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s securities filings can be accessed on the EDGAR section of the SEC’s website at www.sec.gov. Except as expressly required by applicable securities law, the Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Overview

We are a blank check company formed under the laws of the State of Delaware on June 11, 2020, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses. We intend to effectuate our business combination using cash from the proceeds of the Initial Public Offering and the sale of the private placement warrants, our capital stock, debt or a combination of cash, stock and debt.

As indicated in the accompanying condensed consolidated financial statements at June 30, 2025, and December 31, 2024, we had $6,312 and $101,674 in cash, respectively, and a working capital deficit of $10,824,317 and $17,358,530, respectively (excluding prepaid income taxes, franchise tax payable and excise tax payable). We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete our initial business combination will be successful.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities from June 11, 2020 (inception) through June 30, 2025, were organizational activities, those necessary to prepare for the Initial Public Offering, described below, and, after our Initial Public Offering, identifying a target company for a business combination. We do not expect to generate any operating revenues until after the completion of our business combination. We generate non-operating income in the form of interest income on marketable securities held in the trust account, and changes in the fair value of warrant liabilities. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the three months ended June 30, 2025, we had a net loss of $2,214,684 which consisted of a loss of $1,861,750 in the fair value of warrant liabilities and operating costs of $389,191 offset by interest income of $34,575 on our Trust Account.

For the six months ended June 30, 2025, we had a net loss of $5,582,198, which consisted of a loss of $4,908,250 in the fair value of warrant liabilities and operating costs of $743,010, offset by interest income of $69,135 on our Trust Account.

For the three months ended June 30, 2024, we had a net income of $17,103,566, which consisted of a gain of $17,476,250 in the fair value of warrant liabilities, interest income on the Trust Account of $170,987, partially offset by operating and formation costs of $537,407.

For the six months ended June 30, 2024, we had a net loss of $4,912,173, which consisted of a loss of $3,656,250 in the fair value of warrant liabilities, and interest income on the Trust Account of $340,567, partially offset by operating and formation costs of $1,584,448.

Liquidity and Capital Resources

On November 25, 2020, we consummated the Initial Public Offering of 11,500,000 units at a price of $10.00 per unit (including 1,500,000 units from the full exercise of the underwriters’ over-allotment option), generating gross proceeds of $115,000,000. Simultaneously with the closing of the Initial Public Offering, we consummated the sale of 5,425,000 private placement warrants to the Sponsor at a price of $1.00 per warrant, generating gross proceeds of $5,425,000.

Following the Initial Public Offering, the exercise of the over-allotment option and the sale of the private placement warrants, a total of $116,725,000 was placed in the trust account. We incurred $4,099,907 in transaction costs, including $2,300,000 of underwriting fees, $1,322,350 of representative share offering costs, and $477,557 of other offering costs.

On May 5, 2022, the Company held a stockholders’ meeting at which a proposal to approve the extension of time to consummate the closing of a Business Combination Agreement to September 26, 2022, was approved. The stockholders who elected to redeem their shares did so for a pro rata portion of the amount then in the Trust Account ($10.35 per share), plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations. In connection with the extension proposal, 6,732,987 shares of the Company’s common stock were redeemed for $69,700,628, (the “Redemption”). On May 10, 2022, $109,000 was withdrawn from the Trust Account for payment of franchise and income taxes.

On September 13, 2022, the Company held its annual stockholders’ meeting at which a proposal to approve the extension of time to consummate the closing of a Business Combination Agreement to March 26, 2023, was approved. The stockholders who elected to redeem their shares did so for a pro rata portion of the amount then in the Trust Account ($10.35 per share), plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations. In connection with the extension proposal, 3,076,817 shares of the Company’s common stock were redeemed for $31,845,056 with 1,690,196 shares remaining. On September 8, 2022, $122,247 was withdrawn from the Trust Account for payment of franchise and income taxes.

At the annual meeting of the Company held on September 13, 2022, the Company’s stockholders approved (i) a proposal to amend the Company’s Amended and Restated Certificate of Incorporation (the “A&R COI”) to authorize the Company to extend the date of September 26, 2022, up to six (6) times for an additional one (1) month each time (ultimately until as late as March 26, 2023) by which the Company must (a) consummate a merger, capital stock exchange, asset, stock purchase, reorganization or other similar business combination, which we refer to as our initial business combination, or (b) cease its operations except for the purpose of winding up if it fails to complete such initial business combination, and redeem all of the shares of common stock of the Company included as part of the units sold in the Company’s initial public offering that was consummated on November 25, 2020, and (ii) a proposal to amend the Trust Agreement to authorize the Extension and its implementation by the Company. The amended Trust Agreement authorizes the Company’s Board of Directors to extend the time to complete the Business Combination up to six (6) times for an additional one (1) month each time (for a maximum of six one-month extensions), upon the deposit into the Trust Account of $0.035 for each outstanding public share by the Sponsor or its designees on or prior to September 26, 2022 or such other date as may be extended. Breeze executed its first one-month extension of September 26, 2022, depositing $59,157 in the Trust Account. On October 21, November 23, December 20, 2022, January 25, 2023, and February 23, 2023, Breeze executed the second, third, fourth, fifth and sixth one-month extensions through March 26, 2023.

The Company held a meeting of its stockholders on March 22, 2023 where the Company’s stockholders approved (i) a proposal to amend the Company’s A&R COI to authorize the Company to extend the date of March 26, 2023, up to six (6) times for an additional one (1) month each time (ultimately until as late as September 26, 2023), and (ii) a proposal to amend the Trust Agreement to authorize the Extension and its implementation by the Company. On March 29, 2023, Breeze executed the seventh one-month extension through April 26, 2023. On April 25, 2023, May 25, 2023, and June 26, 2023, Breeze executed the eighth, ninth and tenth one-month extensions through July 26, 2023. On August 3, 2023, and August 28, 2023, Breeze executed the eleventh and twelfth one-month extensions through September 26, 2023.

The Company held a meeting of its stockholders on September 22, 2023 where the Company’s stockholders approved (i) a proposal to amend the Company’s A&R COI to authorize the Company to extend the date of September 26, 2023, up to nine (9) times for an additional one (1) month each time (ultimately until as late as June 26, 2024), and (ii) a proposal to amend the Trust Agreement to authorize the Extension and its implementation by the Company. On September 27, 2023, Breeze executed the thirteenth one-month extension through October 26, 2023. On October 25, 2023, November 27, 2023, December 27, 2023, January 26, 2024, February 27, 2024, March 26, 2024, May 7, 2024, Breeze executed the fourteenth, fifteenth, sixteenth, seventeenth, eighteenth, nineteenth, twentieth and twenty-first one-month extensions through June 26, 2024.

The Company held a meeting of its stockholders on June 21, 2024 where the Company’s stockholders approved (i) a proposal to amend the Company’s A&R COI to authorize the Company to extend the date of June 26, 2024, up to six (6) times for an additional one (1) month each time (ultimately until as late as December 26, 2024), and (ii) a proposal to amend the Trust Agreement to authorize the Extension and its implementation by the Company. On June 26, 2024, and August 1. 2024, Breeze executed the twenty-second and twenty-third one-month extensions through August 26, 2024, Breeze executed the twenty-second and twenty-third extensions, and on November 22, 2024, Breeze executed (including accrued interest) the twenty-fourth, twenty-fifth, and twenty-sixth one-month extensions for the period from September 26, 2024, through November 26, 2024.

On December 23, 2024, the Company held a meeting of its stockholders to approve (i) a proposal to amend the Company’s A&R COI to authorize the Company, and (ii) a proposal to amend the Trust Agreement to authorize and implement by the Company, an extension in one-month intervals up to June 26, 2025. The stockholders who elected to redeem their shares did so for a pro rata portion of the amount then in the Trust Account ($11.295 per share), plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations. On January 2, 2025, $7,353,424 was paid to stockholders in conjunction with the redemptions from our Special Shareholders Meeting held on December 23, 2024, redeeming 621,609 shares of the Company’s common stock, with 3,412,103 shares of common stock remaining outstanding after Redemption; 272,103 of the 3,412,103 shares of common stock remaining outstanding after redemption (the “Public Shares”) are owned by the public stockholders. On January 2, 2025, the Company executed the twenty-seventh and twenty-eighth one-month extensions for the period from November 26, 2024, to January 26, 2025. On March 18, 2025, the Company executed the twenty-ninth, thirtieth and thirty-first one-month extensions for the period from January 26, 2025, to April 26, 2025.

On June 26, 2025, the Company held a stockholders’ meeting at which a proposal to approve the extension of time to consummate the closing of a Business Combination Agreement to September 26, 2025, was approved. The Company, as with all previous extensions, provided its stockholders with the opportunity to redeem all or a portion of their Public Shares at the time of this stockholders’ meeting. The stockholders who elected to redeem their shares did so for a pro rata portion of the amount then in the Trust Account ($11.505 per share), plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations. On June 27, 2025, $584,386 was paid to stockholders in conjunction with the redemptions from our Special Shareholders Meeting held on June 26, 2025, redeeming 47,690 shares of the Company’s common stock, with 3,364,413 shares of common stock remaining outstanding after Redemption; 224,413 of the 3,364,413 shares of common stock remaining outstanding after redemption (the “Public Shares”) are owned by the public stockholders. The public stockholders will continue to have the opportunity to redeem all or a portion of their Public Shares upon the completion of an initial business combination at a per-share price, payable in cash, equal to the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the initial business combination, including interest (which interest shall be net of taxes payable) divided by the number of then outstanding public shares, subject to the limitations described herein. On June 9, 2025, the Company executed the thirty-second and thirty-third one-month extensions to June 26, 2025, and on June 27, 2025, the Company executed the thirty-fourth one-month extension to July 26, 2025. On August 14, 2025, the Company executed (including accrued interest) the thirty-fifth one-month extension to August 26, 2025.

As of June 30, 2025, we had cash held in the trust account of $2,759,408 including $169,682 of interest. Interest income on the balance in the trust account may be used by us to pay taxes. On May 10, 2022, $109,000 was withdrawn from the Trust Account for payment of franchise and income taxes, on September 8, 2022, $122,247 was withdrawn from the Trust Account for payment of franchise and income taxes, on September 27, 2023, $209,650 was withdrawn of interest income from the Trust Account for payment of franchise and income taxes, and on June 24, 2024, $59,000 of interest income was withdrawn from the Trust Account for payment of franchise and income taxes.

For the six months ended June 30, 2025, cash used in operating activities was $788,597 which was due to a net loss of $5,582,198, a non-cash decrease in fair value of warrant liabilities of $4,908,250, interest income of $68,897 on the Trust Account, and a decrease in working capital of $45,752. For the same period cash provided by investing activities was $7,841,534 which was due to an investment of cash in the Trust Account of $96,276 and a redemption of common stock of $7,937,810, and net provided by financing activities was $7,148,299 which was due to proceeds from working capital loans and a promissory note from Sponsor of $693,235 and $96,276 respectively, and a redemption of common stock of $7,937,810.

For the six months ended June 30, 2024, cash used in operating activities was $1,222,258 which was due to net loss of $4,912,173, primarily offset by a non-cash increase in fair value of warrant liabilities of $3,656,250, interest of $340,567 on the Trust Account, and a decrease in working capital of $374,232. For the same period cash provided by investing activities was $2,937,839 which was due to investment in the Trust Account of $202,873, a redemption of common stock of $3,081,712 and a withdrawal of $59,000 to pay for franchise and income taxes, and net cash used in financing activities was $1,679,839 which was due to proceeds from a related party working capital loan of $1,199,000 and proceeds from a related party promissory note of $202,873 and, a redemption of common stock of $3,081,712.

We intend to use substantially all of the funds held in the trust account, including any amounts representing interest earned on the trust account (less deferred underwriting commissions and income taxes payable), to complete our business combination. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our business combination, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

As of June 30, 2025, and December 31, 2024, the Company had $6,312 and $101,674, respectively, in cash held outside the Trust Account and a working capital deficit of $10,824,317 and $17,358,530, respectively (excluding prepaid income taxes, franchise tax payable and excise tax payable).

In order to fund working capital deficiencies or finance transaction costs in connection with a business combination, the initial stockholders or their affiliates may, but are not obligated to, loan us funds as may be required. If we complete a business combination, we would repay such loaned amounts. In the event that a business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. We do not expect to seek loans from parties other than our Sponsor or an affiliate of our Sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.

On November 19, 2021, the Sponsor loaned the Company an aggregate of $1,150,000 pursuant to an unsecured promissory note to extend the date by which the Company has to consummate a business combination from November 25, 2021, to February 25, 2022. This unsecured promissory note, as amended for the maturity dates, is non-interest bearing and payable on the earlier of (i) the consummation of an initial Business Combination, or (ii) September 26, 2025. On February 18, 2022, the Sponsor loaned the Company an aggregate of $1,150,000 pursuant to an unsecured promissory note to extend the date by which the Company has to consummate a business combination from February 25, 2022, to May 25, 2022. This unsecured promissory note, as amended for the maturity dates, is non-interest bearing and payable on the earlier of (i) the consummation of an initial Business Combination, or (ii) September 26, 2025.

On February 1, 2022, the Company signed a Promissory Note with Sponsor, with a Maturity Date of March 26, 2023, for a total of up to $1,500,000. On October 1, 2022, the Company signed an Amended Promissory Note with Sponsor, with a Maturity Date of September 26, 2023, for a total of up to $4,000,000. On April 1, 2023, the Company signed an Amended Promissory Note with Sponsor, with a Maturity Date of September 26, 2023, for a total of up to $5,000,000. On October 1, 2023, the Company signed an Amended Promissory Note with Sponsor, with a Maturity Date of June 26, 2024, for a total of up to $6,000,000. On March 1, 2024, the Company signed an Amended Promissory Note with Sponsor, with a Maturity Date of June 26, 2024, for a total of up to $7,000,000. On July 1, 2024, the Company signed an Amended Promissory Note with Sponsor, with a Maturity Date of December 26, 2024, for a total of up to $7,500,000. On December 26, 2024, the Company signed an Amended Promissory Note with Sponsor, with a Maturity Date of June 26, 2025, for a total of up to $7,500,000. As of December 31, 2024, the amount outstanding under this working capital loan was $5,997,804 for direct working capital, and $1,083,097 for monthly SPAC extension funds for the months of September 2022 through December 2024 for a total of $7,080,901 from Sponsor. On March 1, 2025, the Company signed an Amended Promissory Note with Sponsor, with a Maturity Date of June 26, 2025, and on June 27, 2025, the note was further amended to September 26, 2025, for a total of up to $8,000,000. As of June 30, 2025, the amount outstanding under this working capital loan was $6,691,039 for direct working capital, and $1,179,374 for monthly SPAC extension funds for the months of September 2022 through June 2025 for a total of $7,870,413 from Sponsor. The Promissory Note is non-interest bearing and payable by further amendment on the earlier of (i) the consummation of an initial Business Combination, or (ii) September 26, 2025. Breeze additionally owes Sponsor $220,052 for expenses paid by Sponsor on behalf of the Company. The total amount owed Sponsor as of June 30, 2025, and December 31, 2024, is $10,390,465, and $9,583,457, respectively.

We believe we will need to raise additional funds in order to meet the expenditures required for operating our business. If our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a business combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our business combination. Moreover, we may need to obtain additional financing either to complete our business combination or because we become obligated to redeem a significant number of our public shares upon consummation of our business combination, in which case we may issue additional securities or incur debt in connection with such business combination. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of our business combination. If we are unable to complete our business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account. In addition, following our business combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.

Going Concern

Management determined that the above conditions and/or events indicate that it may be probable that the Company would be unable to meet its obligations as they become due within one year from the date that the financial statements are available to be issued. Although Management plans to address this uncertainty through a Business Combination or through obtaining loans, there is no assurance that the Company’s plans to consummate the Business Combination or obtain the Working Capital Loans will be successful. The Company has until September 26, 2025 to consummate a business combination, and we intend to do so within this time period.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern within one year after the date that the financial statements are available to be issued. The Company’s business plan is dependent on the completion of a business combination and the Company’s cash and working capital as of June 30, 2025, are not sufficient to complete its planned activities. These conditions raise a substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should we be unable to continue as a going concern.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of June 30, 2025, and December 31, 2024.

Contractual Obligations

On November 19, 2021, the Sponsor loaned Breeze an aggregate of $1,150,000 pursuant to an unsecured promissory note to extend the date by which Breeze has to consummate a business combination from November 25, 2021, to February 25, 2022. This unsecured promissory note, as amended for the maturity dates, is non-interest bearing and payable by further amendment on the earlier of (i) the consummation of an initial Business Combination, or (ii) September 26, 2025. On February 18, 2022, the Sponsor loaned Breeze an aggregate of $1,150,000 pursuant to an unsecured promissory note to extend the date by which Breeze has to consummate a business combination from February 25, 2022, to May 25, 2022. This unsecured promissory note, as amended for the maturity date, is non-interest bearing and payable on the earlier of (i) the consummation of an initial Business Combination, or (ii) September 26, 2025.

On February 1, 2022, Breeze signed a Promissory Note with Sponsor, with a Maturity Date of March 26, 2023, for a total of up to $1,500,000. On October 1, 2022, Breeze signed an Amended Promissory Note with Sponsor, with a Maturity Date of September 26, 2023, for a total of up to $4,000,000. On April 1, 2023, the Company signed an Amended Promissory Note with Sponsor, with a Maturity Date of September 26, 2023, for a total of up to $5,000,000. On October 1, 2023, the Company signed an Amended Promissory Note with Sponsor, with a Maturity Date of June 26, 2024, for a total of up to $6,000,000. On March 1, 2024, the Company signed an Amended Promissory Note with Sponsor, with a Maturity Date of June 26, 2024, for a total of up to $7,000,000. On July 1, 2024, the Company signed an Amended Promissory Note with Sponsor, with a Maturity Date of December 26, 2024, for a total of up to $7,500,000. On December 26, 2024, the Company signed an Amended Promissory Note with Sponsor, with a Maturity Date of June 26, 2025, for a total of up to $7,500,000. As of December 31, 2024, the amount outstanding under this Promissory Note was $5,997,804 for direct working capital, and $1,083,097 for monthly SPAC extension funds for the months of September 2022 through September 2024 for a total of $7,080,901 from Sponsor. On March 1, 2025, the Company signed an Amended Promissory Note with Sponsor, with a Maturity Date of June 26, 2025, and on June 27, 2025, the note was further amended to September 26, 2025, for a total of up to $8,000,000. As of June 30, 2025, the amount outstanding under this working capital loan was $6,691,039 for direct working capital, and $1,179,374 for monthly SPAC extension funds for the months of September 2022 through June 2025 for a total of $7,870,413 from Sponsor. The Promissory Note is non-interest bearing and payable as further amended on the earlier of (i) the consummation of an initial Business Combination, or (ii) September 26, 2025. Breeze additionally owes Sponsor $220,052 for expenses paid by Sponsor on behalf of the Company. The total amount owed Sponsor as of June 30, 2025, and December 31, 2024, is $10,390,465 and $9,583,457, respectively.

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay Breeze Financial, Inc. a monthly fee of $5,000 for office space, administrative and support services to the Company.

On November 23, 2020, the Company entered into a business combination marketing agreement with I-Bankers, as an advisor in connection with a Business Combination to assist the Company in holding meetings with its stockholders to discuss the potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities in connection with a Business Combination, assist the Company in obtaining stockholder approval for the Business Combination and assist the Company with its press releases and public filings in connection with the Business Combination. Per the terms of the agreement, the Company will pay I-Bankers a cash fee for such services upon the consummation of a Business Combination in an amount equal to 2.75% of the gross proceeds of Initial Public Offering, or $3,162,500. As of June 30, 2025, there were no unbilled or accrued amounts for services that had been performed pursuant to this agreement.

On March 24, 2021, as supplemented on August 30, 2022, the Company signed a Legal Services Engagement Letter with Woolery & Co. (“Woolery”) for services in connection with completing a business combination or a similar transaction. Services include, but are not limited to, strategic legal advice on a business combination and associated corporate matters, introductions to financial institutions to facilitate business combination financing requirements, domestic and international transaction structuring, and preparation of any required Nasdaq listing application. As of June 30, 2025, there were no unbilled or accrued amounts for services that had been performed pursuant to this agreement. Pursuant to the engagement letter, Breeze paid a non-refundable retainer of $100,000, and upon the completion of a business combination or similar transaction, Breeze is obligated to pay Woolery a fee of $2.0 million, however, Sponsor has agreed to assume $1.2 million of the obligation, and any discretionary performance fee, if warranted, and mutually and reasonably agreed upon by Breeze and Woolery. At the closing of a business combination, Breeze will pay Woolery the balance of $800,000.

On February 29, 2024, Breeze signed a Public Relations Agreement, as amended, with Gateway Group, Inc. (“Gateway”), for public relations services for a business combination. As of June 30, 2025, Gateway has not provided the Company with any services pursuant to this agreement. The agreement includes an obligation to pay a Transaction Success Fee of $100,000 upon the successful completion of a business combination.

On October 17, 2024, Breeze signed a Proxy Solicitation Services Agreement with D.F. King & Co., Inc. (“D.F. King”), for proxy solicitation services associated with the business combination with YD Biopharma. As of June 30, 2025, D.F. King has not provided the Company with any services pursuant to this agreement. The agreement includes an obligation to pay a Service Fee of $25,000 and a discretionary fee, if warranted, at the sole discretion of Breeze, based upon the campaign and D.F. King’s performance.

On October 30, 2024, Breeze signed a Merger Proxy/Business Combination Rate Agreement with Edgar Agents LLC, for SEC document preparation, printing and filing for the merger with YD Biopharma. As of June 30, 2025, there were approximately $110,000 unbilled or pending amounts to be invoiced for services that had been performed through June 30, 2025, pursuant to this agreement. The agreement includes an obligation to pay a Transaction Success Fee of $50,000 upon successful completion and filing of the documents with the SEC.

Critical Accounting Estimates

The preparation of condensed consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. The critical accounting estimates, assumptions, judgements and the related policies that we believe have the most significant impact on our condensed consolidated financial statements are described below.

Warrant Liabilities

The Company evaluated the Public Warrants and Private Placement Warrants (collectively, “Warrants”, see Note 7 to Breeze’s audited financial statements) in accordance with ASC 815-40, “Derivatives and Hedging — Contracts in Entity’s Own Equity”, and concluded that a provision in the warrant agreement related to certain tender or exchange offers precludes the Warrants from being accounted for as components of equity. As the Warrants meet the definition of a derivative as contemplated in ASC 815, the Warrants are recorded as derivative liabilities on the consolidated balance sheet and measured at fair value at inception (on the date of the Initial Public Offering) and at each reporting date thereafter in accordance with ASC 820, “Fair Value Measurement” (“ASC 820”), with changes in fair value recognized in the consolidated statements of operations in the period of change.

In determining the fair value of the Company’s Public Warrants and Private Placement Warrants our third-party valuation firm uses the most observable inputs available. At December 31, 2023, the fair value of the Company’s Private Placement Warrants was based on a Modified Black-Scholes model, and the Public Warrants utilized the trading price of the Company’s Public Warrants. At December 31, 2024, the fair value of both the Company’s Private Placement Warrants and Public Warrants utilized the Company’s trading price of the Public Warrants. As of June 30, 2025, and December 31, 2024, the Company determined that utilizing the Modified Black-Scholes model to value the Private Placement Warrants deviated too far from what would be expected if the Private Placement Warrants were publicly traded as the terms of the Public Warrants and Private Placement Warrants are similar. Some of the inputs used in the models include the dividend yield on the Company’s common stock, expected common stock price volatility, risk-free interest rate, expected business combination date and probability of completing the business combination. Several of these inputs are known and several use judgments. For instance, the probability of completing the business combination is derived by taking a sample of other special purpose acquisition companies and calculating the implied probability of completion for each company in the sample set. The average and 1st and 3rd quartiles of the implied probability of completion then formulates the basis for the probability utilized for the Company in the models. Changes in any or all of these estimates and assumptions, or the relationships between these assumptions, impact the Company’s valuation of its Public Warrants and Private Placement Warrants for valuation dates where the trading price of the Public Warrants was not used, and may have a material impact on the valuation of these warrants.

Recent Accounting Standards

For a detailed discussion of our significant accounting policies and related judgements, see Note 2—Summary of Significant Accounting Policies, of the Notes to Unaudited Condensed Consolidated Financial Statements.